Simpson Thacher & Bartlett LLP

900 G STREET, NW
WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500
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Direct Dial Number	E-mail Address
+1-202-636-5806	Ryan.Brizek@stblaw.com

September 27, 2024

VIA EDGAR

Raymond A. Be and Christina DiAngelo Fettig

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hamilton Lane Private Infrastructure Fund
Registration Statement on Form N-2
1933 Act File No. 333-280011; 1940 Act File No. 811-23972

Dear Mr. Be and Ms. DiAngelo Fettig:

On behalf of Hamilton Lane Private Infrastructure Fund (the “Fund”), we hereby file with the Securities and Exchange Commission (the “SEC” or “Commission”) Pre-Effective Amendment No. 2 to the Fund’s registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”). The Registration Statement includes revisions in response to comments from the staff of the Division of Investment Management (the “Staff”) of the Commission received by the undersigned via telephone on September 5, 2024 and September 10, 2024, relating to the Pre-Effective Amendment No. 1 to the Registration Statement (the “Comment Letter”) and revisions to otherwise update disclosure.

In addition, on behalf of the Fund, we are providing the following responses to the Comment Letter. For convenience of reference, the Staff’s comments have been reproduced herein. All capitalized terms used but not defined in this Comment Letter have the meanings given to them in the Registration Statement. Where the Fund has proposed revised disclosure in the Registration Statement in response to a comment, additions are underlined and deletions are ~~struck~~.

Accounting Comments

Registration Statement

Comment 1: Please confirm that all information in the Registration Statement required to be iXBRL-tagged will be appropriately tagged. Please refer to General Instruction I of Form N-2 and Item 405(b)(3)(iii) of Reg. S-T.

Response: The Fund hereby confirms that all information in the Fund’s Registration Statement required to be iXBRL-tagged has been appropriately tagged, as required by General Instruction I of Form N-2 and Item 405(b)(3)(iii) of Reg. S-T.

Comment 2: Please include an updated auditor’s consent as an Exhibit to the Fund’s Registration Statement filing.

Response: The Fund hereby confirms that an updated Consent of Independent Registered Public Accounting Firm has been filed as an Exhibit to the Fund’s Registration Statement.

Comment 3: In appropriate locations throughout the Registration Statement, please add disclosure discussing the Fund’s operational history prior to its registration as an investment management company under the 1940 Act.

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission September 27, 2024

Response: In light of the Staff’s comment, the Fund has added disclosure in the Registration Statement discussing the Fund’s operational history.

Comment 4: In the section titled “Distributions,” please add disclosure describing the current tax status of the Fund and disclose the existence of any tax expenses of its wholly owned subsidiaries.

Response: In light of the Staff’s comment, the Fund has revised the disclosure to describe the current tax status of the Fund and to disclose the tax expenses of its wholly owned subsidiaries.

Comment 5: Supplementally, please confirm whether the tax expenses generated by the Fund’s wholly owned subsidiaries are reflected in the table and Examples included under “Summary of Fund Expenses.” If such tax expenses are not reflected, please explain or revise to incorporate such expenses.

Response: In light of the Staff’s comment, the Fund has revised the table and Examples included under “Summary of Fund Expenses” to include the deferred tax liability accrued to date as part of the “Other Expenses” line item. In addition, the Fund has revised the disclosure in footnote 6 as follows:

Other Expenses are estimated for the Fund’s first fiscal year. The Other Expenses include, among other things, professional fees and other expenses that the Fund bears, including initial and ongoing offering costs, organizational expenses, tax expenses, fees and expenses of the Administrator, transfer agent and custodian and the reimbursement of costs of personnel associated with the Adviser or its affiliates who provide certain non-advisory services to the Fund, as permitted under the Investment Management Agreement. The expense amounts assume the Fund has net assets of $33 million in Class R Shares, $33 million in Class I Shares and $33 million in Class Y Shares. All other things being equal, if less than the assumed amounts of net assets are attributable to a particular class, expense ratios would increase for that share class.

Comment 6: In the section titled “Financial Highlights,” please include the audited financial highlights table covering the period from the Fund’s commencement of operations through the fiscal year ended March 31, 2024.

Response: In light of the Staff’s comment, the Fund has revised the disclosure to include the financial highlights, as requested.

Audited Financial Statements

Comment 7: We note that footnote “#,” included under the Schedule of Investments, is not utilized in the Schedule of Investments. Please confirm all footnotes and make any necessary revisions to align the information presented in the Schedule of Investments and the footnotes thereto.

Response: In light of the Staff’s comment, the Fund has revised the Schedule of Investments as requested.

Unaudited Financial Statements

Comment 8: The Statement of Assets and Liabilities include a line item titled “Receivable from Adviser.” Please confirm supplementally that the amount shown for this item has been settled.

Response: The Fund recognizes the Staff’s position that an amount receivable from the Adviser, if left unsettled for an extended period of time, may violate Section 17(a)(3) of the 1940 Act as such receivables may be viewed as an impermissible loan from the fund to the affiliated adviser.1 However, the general prohibition in Section 17(a)(3) excludes loans permitted by Section 21(b) of the 1940 Act, which permits a registered investment company to make loans to its affiliate if such loan is made to “a company which owns all of the outstanding securities of such registered company, except directors’ qualifying shares.”2 Currently, all of the Shares of the Fund are owned by Hamilton Lane Advisors, L.L.C., the Fund’s investment adviser, and Mario Giannini, a control person of the Adviser. Thus, for so long as the Fund’s only Shareholders are the Adviser and its control persons, there are no conflicting interests among the Shareholders and any amounts receivable from the Adviser fit within the exception to Section 17(a)(3) provided by Section 21(b). As such, any amount receivable from Adviser to date is not inconsistent with 1999-02. The Fund confirms that, while the Receivable from Adviser has not yet been settled, prior to the commencement of the Fund’s public offering the Receivable from Adviser will be settled.

[1]	See Dear CFO Letter 1999-02, Accounting for Reimbursement of Expense Waivers, (December 30, 1999) (“1999-02”).
[2]	The provisions of Section 21(b) of the 1940 Act generally prohibit an affiliated party with potentially conflicting interests from causing an investment company to engage in lending transactions that are detrimental to the interest of the investment company and its shareholders. See PNC Bank, N.A., SEC No-Action Letter (June 10, 1997) (emphasis added).

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission September 27, 2024

As disclosed in the Registration Statement, the Fund’s management fee accrues monthly and is payable in arrears within fifteen business days after the end of a quarter. As a result, there will be a corresponding liability for management fees payable that will correspond to the asset for Receivable from the Adviser that is accrued on a monthly basis. Following the Fund’s public offering, on a quarterly basis the asset attributable to Receivable from the Adviser will be settled at the same time the Fund’s liability for management fees payable is settled. This approach is consistent with the Staff’s guidance in 1999-02, which indicates that such receivables should be fully paid as frequently as the Adviser receives payment for services provided under its advisory agreement.

Comment 9: In the Statement of Assets and Liabilities, consider adding a citation to Note 6 after “Commitments and contingencies.”

Response: In light of the Staff’s comment, the Fund has revised the Statement of Assets and Liabilities to include a citation to Note 6, as requested.

Comment 10: In the third paragraph of Note 6, the disclosure states: “At June 30, 2024, the amount of these recoverable expenses is $641,948.” Please confirm the calculation methodology or reconcile this figure against the value shown under “Receivable from Adviser” in the Statement of Assets and Liabilities.

Response: In light of the Staff’s comment, the Fund has revised Note 6 in reconciliation against the value shown under “Receivable from Adviser” in the Statement of Assets and Liabilities, as requested.

Comment 11: In the third paragraph of Note 6, the disclosure states: “For the period April 1, 2024, through June 30, 2024, the Adviser assumed expenses totaling $426,141.” Please confirm the calculation methodology or reconcile this figure against the value shown under “Expenses assumed by adviser” in the Statement of Operations.

Response: In light of the Staff’s comment, the Fund has revised Note 6 in reconciliation against the value shown under “Expenses assumed by adviser” in the Statement of Operations, as requested.

Legal Comments

Comment 12: In the Fund’s investment strategy, please revise the following parenthetical to utilize plain English: “(e.g., non-traditional infrastructure assets that have common characteristics of infrastructure assets).” Consider including specific examples of “other infrastructure sectors” and “non-traditional infrastructure assets.”

Response: In light of the Staff’s comment, the Fund has revised this disclosure, as requested.

Comment 13: With a view to disclosure, please tell us more about your investments in infrastructure assets, including a discussion of what the Fund will own (e.g., the assets or securities), whether the Fund will invest alongside affiliates when investing in infrastructure assets, whether the Fund, alone or in combination with its affiliates, will control the investment, what fees or expenses, if any, are typically associated with an investment in or ongoing operations of an infrastructure investment (including a discussion of whether the Adviser or its affiliates will receive fees or expenses), and a discussion of any potential disclosure gaps between how you will disclose your infrastructure investments and how a Securities Act-only REIT would disclose them.

Response: The Fund will generally own securities issued by either a commingled fund sponsored by a third-party manager with multiple investments in Infrastructure Assets or an interest acquired alongside other investors in a special purpose vehicle controlled by a third-party manager that holds a single underlying Infrastructure Asset or portfolio of Infrastructure Assets. When it makes these investments, the Fund, alone or in combination with its affiliates, will not operate or control the issuer in which it invests or the underlying Infrastructure Asset. As a result, these investments by the Fund will not implicate Section 17(a) of the 1940 Act. This differs from the business of certain other infrastructure investors, who invest with a view to operating and controlling the infrastructure asset. Since the Adviser will not operate the Infrastructure Assets, the Adviser and its affiliates are not expected to receive fees from, or charge expenses to, the Infrastructure Assets. Since the Fund will be making minority investments in securities that the Adviser and its affiliates do not operate or control, the Fund respectfully submits that it is permitted to register as an investment company under the 1940 Act.

The Fund will invest alongside other funds and accounts managed by the Adviser in issuers that hold Infrastructure Assets. As disclosed in the Fund’s prospectus, the Adviser will not cause the Fund to engage in investments alongside affiliates in private placement securities that involve the negotiation of certain terms of the private placement securities to be purchased (other than price-related terms), except in reliance on the Section 17(d) Order or unless such investments otherwise qualify for another 1940 Act exemption. The Fund will participate in aggregated transactions with affiliates where only price-related terms of the private placement security to be purchased are negotiated by the Adviser in reliance on the no-action letter issued to Massachusetts Mutual Life Insurance Co. (June 7, 2000).

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission September 27, 2024

Unlike a publicly offered REIT, which files its registration statement on Form S-11, the Fund’s Registration Statement is filed on Form N-2. Form N-2 requires the Fund to disclose certain information that is not generally disclosed by REITs on Form S-11, such as the Fee Table and Synopsis required by Item 3 of Form N-2, which results in a lack of similar expense ratio information provided by public REITs in comparison to registered closed-end funds such as the Fund. In addition, Form N-2 requires the Fund to disclose items of materials importance to investors, including, among other things, the Fund’s investment objective and strategy, the Fund’s summary of fees and expenses, including examples thereto, the Fund’s plan of distribution and use of proceeds, the general description of the Fund and the Adviser, a discussion of those individuals primarily responsible for the day to day management of the Fund’s investment portfolio and the Fund’s fundamental and non-fundamental investment policies.

Form S-11 does require certain specific disclosure relating to the REIT’s ownership of real property, but those disclosures are not applicable to the Fund. Among other things, a REIT is required to disclose “the location and describe the general character of all materially important real property now held or intended to be acquired by or leased to the registrant” and “any proposed program for the renovation, improvement or development of such properties” (see Item 14 of Form S-11). None of the disclosure required by Item 14 of Form S-11 is applicable to the Fund as the Fund will not acquire real property either directly or through a wholly-owned subsidiary, nor will the Fund or Adviser control an investment in a manner which would permit it to propose a program for renovation, improvement or development of a property. Instead, as discussed in the Fund’s Registration Statement, the Fund will gain exposure to Infrastructure Assets by investing in investment vehicles managed by third-party sponsors. As the Fund will not invest directly in real property and none of the Fund, the Adviser nor any affiliate thereof will control the Infrastructure Assets in a manner which would permit the Fund, the Adviser or an affiliate thereof to renovate, improve or develop any of the underlying Infrastructure Assets, the Fund does not believe that the disclosure required by Form S-11 would materially differ from the disclosure in the Fund’s current Registration Statement on Form N-2.

A general description of the Fund’s investments, and the risks thereto, are disclosed in the Fund’s Registration Statement while a specific description of the Fund’s individual holdings will be included in the Fund’s periodic reports filed with the SEC through the EDGAR database on Forms N-PORT, N-CSR, N-CSRS and N-CEN. The periodic reports of the Fund will be made available to Shareholders, as required by the 1940 Act and the rules thereunder.

Comment 14: With respect to the Fund’s response to prior Comment 7, please supplementally provide additional detail with respect to the private funds in which the Fund will invest. For example, are these private funds unaffiliated? Will the Fund or any of its affiliates control the private funds? Will the private funds hold a single project/asset or interests in a variety of projects/assets? Does the Adviser or its affiliates manage the underlying assets of these private funds? Confirm that the Fund will limit its investments in hedge funds and private equity funds relying on 3(c)(1) or 3(c)(7) to less than 15% of its portfolio.

Response: The Portfolio Funds and other issuers in which the Fund invests will be managed and controlled by third-party managers, not the Adviser and its affiliates. The Fund and its affiliates will not exercise a controlling influence over the management or policies of these issuers, which as noted above will be managed and controlled by third-party managers. As a result, investments by the Fund in the Portfolio Funds and other issuers will not implicate Section 17(a) of the 1940 Act. Moreover, as explained in the response to Comment 13, the Adviser and its affiliates will not control or operate the Infrastructure Assets.

Certain issuers in which the Fund invests may hold a single project/asset (i.e., in the case of a co-investment in a single asset special purpose vehicle) while other issuers will be commingled investment vehicles which hold multiple underlying Infrastructure Assets. Some of these issuers may not meet the definition of investment company under the 1940 Act while others may rely on exclusions in Sections 3(c)(5), 3(c)(6) and/or 3(c)(7) of the 1940 Act. None of these issuers, however, will be engaged in the activities associated with hedge funds and private equity funds. Rather, the issuers will hold one or more Infrastructure Assets.

The Fund hereby confirms it will limit its investments in hedge funds and private equity funds relying on 3(c)(1) or 3(c)(7) to less than 15% of its portfolio. For the avoidance of doubt, and for the reasons discussed above and in the Fund’s response to Comment 7 of the prior response letter, for purposes of this undertaking the Fund distinguishes the Portfolio Funds and other issuers through which it invests in Infrastructure Assets from hedge funds and private equity funds.

Comment 15: The disclosure regarding the Fund's periodic repurchases contains detailed information about the mechanics of the potential tender offers such as when the Fund expects to set the price of the tender offer. Please revise the Registration Statement to limit the discussion of tender offers to how tender offers will be funded, the effect that share repurchases and related financings might have on expense ratios and portfolio turnover, the ability of the Fund to achieve its investment objectives, and potential tax consequences to investors. The disclosure should not discuss any procedures which the Fund currently intends to follow at the time it makes a tender offer, such as how the price to be paid for tendered shares will be determined, how long the offer will remain open, when payment will be made, and at which points in the year tender offers are likely to occur because these procedures are subject to change, and such disclosure could be in contravention of Rule 14e-8 under the Exchange Act, which prohibits announcements of tender offers without the intent to commit such offers.

Response: In light of the Staff's comment, the Fund has revised the disclosure, as requested.

* * * * * * *

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission September 27, 2024

Please do not hesitate to call the undersigned at (202) 636-5806 with any questions or further comments regarding the Registration Statement or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Ryan P. Brizek
Ryan P. Brizek

cc:	Jay Williamson, U.S. Securities & Exchange Commission

Andrew Schardt, Hamilton Lane Advisors, L.L.C.

Keith Kleinman, Hamilton Lane Advisors, L.L.C.

Stephanie Chaung, Simpson Thacher & Bartlett LLP

John Dikmak Jr., Simpson Thacher & Bartlett LLP

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